Filed by Canadian National Railway Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern
Commission File No.: 001-04717
Date:  April 26, 2021

The following communications were made available on LinkedIn, Twitter and Google and as placed web advertisements on Saturday, April 24, 2021:

LinkedIn:

[a copy of the Ray-Mont Logistics letter of support is set forth below]

Ray-Mont Logistics is a valued CN partner providing stuffing and bagging services as well as, terminal operations throughout North America. Ray-Mont Logistics, we appreciate your support for CN’s superior proposal to acquire Kansas City Southern! See important info at: https://lnkd.in/gTvjqTe  Posted on LinkedIn  Ray-Mont Logistics on LinkedIn: Letter of support

[a copy of the Badger Mining Corporation letter of support is set forth below]

Badger Mining has been a leading industrial sand supplier for more than 70 years serving markets across the US, Canada, and Mexico. Badger Mining we appreciate your support for CN’s superior proposal to acquire Kansas City Southern. See important info at:
https://lnkd.in/gTvjqTe
40 years of working hand-in-hand with CN has shown them to be an incredible partner. Their commitment to safety, service and innovation is second to none and we could not be happier with their proposal to acquire Kansas City Southern. We fully support the proposal and have submitted the attached letter to the Ms. Cynthia T. Brown, . Chief, Section of Administration. Office of Proceedings. Surface Transportation Board. Please join us in support of their proposal!

[a copy of the PiVal International letter of support is set forth below]

PiVAL we appreciate your support for CN’s superior proposal to acquire Kansas City Southern. PiVAL is a third party logistics provider offering warehousing and transloading services throughout North America. See important info at:https://lnkd.in/gTvjqTe PiVAL International Inc is proud to support CN’s bid to merge with Kansas City Southern railway. The CN & Kansas City Southern connection will open up more cross-border opportunities for North-America. #connectedcontinent #CN #KCS

[a copy of the news release is set forth below]

CN looks forward to engaging with KCS to finalize a merger agreement following the KCS board’s determination that CN’s offer could reasonably be epxected to lead to a “Company Superior Proposal”. See the Release and important info: https://lnkd.in/gQmZ88m

Twitter:

Canadian National @CNRailway · 12s

CN
CN•KCS: Safer. Faster. Cleaner. Stronger.
–
CN et Kansas City Southern: Plus sûr. Plus rapide. Plus propre. Plus fort.

News | Connected Continent

The combination of CN+KCS will connect ports in the United states, Canada and Mexico, enhancing North American competition, trade an...

connectedcontinent.com

[a copy of the news release is set forth below]

Canadian National @ CNRailway - 12s  CN looks forward to engaging with KCS to finalize a merger agreement following the KCS board's determination that CN's offer could reasonably be expected to lead to a "COmpany Superior Proposal". See the release and important info: News | Connected Continent  The combination of CN + KCS will connect ports in the United states, Canada and Mexico, ehancing North American competition, trade and... connectedcontinent.com

Google Search:

Canadian National | Kansas City Southern  www.connectedcontinent.com Get the facts about Canadian National’s combination with Kansas City Southern. Read more about our superior proposal.
CN’s proposal for KCS | Get the facts  www.connectedcontinent.com  Better bid. Better railroad. Better partner. Best solution. Read more about our superior proposal.
CN’s proposal for KCS | Correcting the record  www.connectedcontinent.com  Delivering greater value. Read why it’s the superior proposal.

Placed Web Advertisements:

Get the facts about Canadian National’s combination with Kansas City Southern. Better bid. Better railroad. Better partner. Best solution.  Learn More  See more important info at www.connectedcontinent.com

Get the facts with Canadian National’s combination with Kansas City Southern. CN and KCS will deliver greater value as the premier railway for the 21st century.  Learn More  See more important info at www.connectedcontinent.com

Get the facts about Canadian National’s combination with Kansas City Southern. Connecting the Continent. Safer, faster, cleaner, stronger.  Learn More.  See more important info at www.connectedcontinent.com

On April 24, 2021, Canadian National Railway Company (“CN”) shared the following letter of support from Ray-Mont Logistics linked in the social media posting set forth above:

Cynthia T. Brown
Chief, Section of Administration
Office of Proceedings
Surface Transportation Board
395 E. Street, S.W.
Washington, DC 20423-0001

Re:
FD 36514, Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries—Control—Kansas City Southern, the Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company

Dear Ms. Brown:

Ray-Mont Logistics is an industry leader offering Integrated Supply Chain Solutions within North America for nearly 30 years. Deeply rooted in the company’s growth over these years, has been a long-standing, agile, and mutually beneficial partnership with CN Rail since the company’s inception in 1992. Ray-Mont Logistics currently operate three transloading facilities in Canada, strategically located in Vancouver, BC; Prince Rupert, BC; & Montreal, QC, all of which are rail served by CN daily. In addition, Ray-Mont Logistics recently announced the establishment of a Logistics Park, located in Mobile, AL in partnership with CN Rail, and Alabama Export Rail which is scheduled to open in 2022. Throughout the duration of its history together, Ray-Mont and CN have developed a constructive, positive, and innovative partnership, to better serve our mutual customers. By combining first class rail service of CN, the aforementioned transloading facilities within North America, and Ray-Mont’s International Logistics Divisions, together CN and Ray-Mont have collaborated to provide cost effective, efficient, and integrated logistics solutions, to enhance the container supply chain in North America, for various industry sectors, such as Grain, Plastic Products, and Forest Products.

At Ray-Mont Logistics, it is our mission to facilitate international trade by enhancing the container supply chain, and it is only through the dynamic partnership with CN, that this mission was achieved in previous years. With this in mind, Ray-Mont Logistics supports CN’s acquisition of KCS because of the superior benefits a CN-KCS railway would bring to the supply chain within North America, by offering faster, safer, cleaner, and a more direct service for North-South trade.

In addition, we believe that a combination of CN and KCS would help Ray-Mont Logistics to succeed within our markets. CN’s superior service, carload and intermodal, superior safety, gives us confidence that a combined CN-KCS would be best positioned to serve our needs, particularly with Ray-Mont’s upcoming United States expansion of transloading facilities scheduled in the upcoming years. Furthermore, CN’s successful track record of acquisitions over the past 25+ years also provides assurance that CN will effectively and seamlessly be able to integrate and partner with KCS to enhance their existing network.

Ray-Mont Logistics is interconnected with the railroad industry throughout North America, which not only act as its foundation, but also, it’s platform for future growth. In addition to the CN served facilities in Canada noted previously, Ray-Mont Logistics has a transloading facility located in Seattle, WA serviced by BNSF, a Charleston transloading facility set to open in June 2021 serviced by Palmetto Railroad, with dual access to CSX and Norfolk Southern, and is a large customer of both CN and CP Rail via their respective Intermodal networks within Canada. Annually within North America, Ray-Mont Logistics will receive in excess of 30,000 rail cars per year, plus an additional 20,000 intermodals per year, as a receiver, for transloading into ocean containers for international export.

As such, the combined company of CN and KCS would create a network with enhanced end-to-end single-owner, single-operator service, which will result in a faster, safer and more economical rail option for us. We are hopeful about this transaction as a CN-KCS rail will be able to provide the seamless transportation and service that would not be available through KCS should it go forward with an alternative combination.

For example:

●
The combined company’s single-owner, single-operator service would enhance our ability to be competitive in the markets in which we operate, easier access of agricultural products in Kansas City area to our transload facilities throughout North America, to capitalize on Ray-Mont Logistics strategically located facilities coast to coast.

●
Direct access to plastic producers in the Gulf Region, currently served by KCS. Ray-Mont Logistics currently offers cost competitive PE and PVC packaging opportunities in Prince Rupert, BC which is exclusively served by CN and Mobile, AL facility scheduled to open in 2022.

●	CN’s significant experience providing seamless intermodal service throughout their network and across border, critical to the growth of specialized grain producers, with no current rail access.

●	Ability to access new exit ports, in the event of supply chain disruptions, with direct rail access on CN’s proven intermodal service.

Ray-Mont Logistics is confident in and strongly supports CN’s proposed acquisition of KCS for all of the reasons stated above. We hope to see the premier 21st century railway come to life.

Sincerely,

/s/ Charles Raymond
Charles Raymond
President

cc: Parties of Record

On April 24, 2021, CN shared the following letter of support from Badger Mining Corporation linked in the social media posting set forth above:

Badger Mining Corporation 409 South Church Street Berlin, WI 54923

April 23, 2021
Cynthia T. Brown
Chief, Section of Administration
Office of Proceedings
Surface Transportation Board
395 E. Street, S.W.
Washington, DC 20423-0001

Re:
FD 36514, Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail
Operating Subsidiaries—Control—Kansas City Southern, the Kansas City Southern Railway
Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company

Dear Ms. Brown:

Badger Mining Corporation mines frac and industrial sand in Wisconsin and Texas. For over 30 years, Badger has utilized CN at our Taylor, WI plant, and other idled mines over the years. CN provides good service, maintains a strong business relationship, and is a critical part of our supply chain.

Badger Mining Corporation supports CN’s acquisition of KCS because of the superior benefits a CN-KCS railway would bring by offering faster, safer, cleaner, and more direct service for North-South trade.

We believe that a combination of CN and KCS would help us to win in our markets. CN’s strong track record of success with superior service, intermodal, and safety gives us confidence that a combined CN- KCS would be best positioned to serve our needs. Additionally, CN’s successful track record of acquisitions over the past 25+ years also provides assurance that CN will effectively and seamlessly be able to integrate and partner with KCS.

Badger Mining ships over 90% of our products out of Wisconsin by rail. We strongly believe the proposed acquisition will provide greater efficiencies for Badger, particularly in the Mexico market. We also believe the proposed acquisition will increase competition between Badger and some of our competitors who have mining operations on the Union Pacific and enjoy a cost advantage due to having a single-line haul.

The combined company would create a network with enhanced end-to-end single-owner, single- operator service, which will result in a faster, safer, and more economical rail option for us. We are hopeful about this transaction as a CN-KCS rail will provide the seamless transportation and service that would not be available through KCS should it go forward with an alternative combination.

For example:

●
The combined company’s single-owner, single-operator service would enhance our ability to be competitive in the markets we operate, benefiting our frac and industrial sand shipments from Taylor and Fairwater, WI to Mexico.

Badger Mining is confident in and strongly supports CN’s proposed acquisition of KCS for all reasons as stated above. We hope to see the premier 21st-century railway come to life.

Sincerely,

Angelo LaMantia
Executive Vice President, Supply Chain
Badger Mining Corporation

cc:	Jean-Jacques Ruest – President and CEO, CN Rail
Kelly Levis – VP Industrial Products, CN Rail
Bruce Yi – Sales Manager, CN Rail
Cody Wickersheim - Co-President, Badger Mining Corporation
Adam Katz – Executive Vice President, Sales, Badger Mining Corporation
Shelly Berhagen – Director of Logistics, Badger Mining Corporation

On April 24, 2021, CN shared the following letter of support from PiVal International linked in the social media posting set forth above:

April 21st, 2021
Cynthia T. Brown
Chief, Section of Administration
Office of Proceedings
Surface Transportation Board
395 E. Street, S.W.
Washington, DC 20423-0001

Re:
FD 36514, Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries—Control—Kansas City Southern, the Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company

Dear Ms. Brown:

PiVAL International is a full-service Supply Chain company offering Warehousing & Transportation Solutions to our customer base since 2003. Based out of Montreal Qc, PiVAL operates 5 Distribution Centers across Canada with over 1.3M square feet of capacity. Our Lachine QC and Oshawa ON are connected to CN Rail and we have been partners with CN since 2008.

We believe that a combination of CN and KCS would help us to win in our markets. CN’s strong track record of success with superior service, intermodal and safety gives us confidence that a combined CN- KCS would be best positioned to serve our needs. Additionally, CN’s successful track record of acquisitions over the past 25+ years also provides assurance that CN will effectively and seamlessly be able to integrate and partner with KCS.

Over the past 10 years, PiVAL supported the General Motors supply chain in Oshawa bringing automotive parts from Mexico by rail utilizing the KCS connection through Jackson MS. Our international customers also benefit from Intermodal advantages of shipping to Mexico with the CN / KCS connection. Over the years, PiVAL has received over 10,000 carloads over this connection supporting the North American supply chain.

The combined company would create network with enhanced end-to-end single-owner, single-operator service which will result in a faster, safer and more economical rail option for us where we currently rely on trucks and provide shorter distances on many key routes. We are hopeful about this transaction as a CN-KCS rail will be able to provide the seamless transportation and service that would not be available through KCS should it go forward with an alternative combination.

For example:

●
The combined company’s single-owner, single-operator service would enhance our ability to be competitive in the markets in which we operate, benefiting our shipments of Automotive parts from Mexico to Canada.

●	CN’s significant experience providing seamless intermodal service throughout their network and across borders.

PiVAL International is confident in and strongly supports CN’s proposed acquisition of KCS for all the reasons as stated above. We hope to see the premier 21st century railway come to life.

Sincerely,

/s/
Jon Chiniborch
Vice-President – Sales & Marketing
Montreal, QC, 514-918-8146

Partners in Value Added Logistics!

On Saturday, April 24, 2021, CN issued the following news release linked in the social media posting set forth above:

North America’s Railroad

NEWS RELEASE

CN LOOKS FORWARD TO ENGAGING WITH KANSAS CITY
SOUTHERN TO FINALIZE DEFINITIVE MERGER AGREEMENT

Welcomes determination by KCS board of directors that CN’s offer is reasonably expected to lead to “Company Superior Proposal”

MONTREAL, April 24, 2021 – CN (TSX: CNR, NYSE: CNI) today announced that it looks forward to engaging with the board of directors of Kansas City Southern (NYSE: KSU) (“KCS”) to complete confirmatory due diligence and finalize a definitive merger agreement to combine the companies and create the premier railway for the 21st century.

CN welcomes the determination by Kansas City Southern board of directors that CN’s proposal to combine with KCS could reasonably be expected to lead to a “Company Superior Proposal” as defined in KCS’ existing merger agreement with Canadian Pacific Railway Limited (TSX: CP, NYSE: CP) (“CP”).

CN’s proposal offers a clear path to completion and is structured in a way that gives KCS shareholders both greater immediate value and the opportunity to participate in the future upside of the combined company, and CN’s plan to use a voting trust means that KCS shareholders will receive compensation upon the closing of the voting trust.

“We are pleased that KCS has acknowledged the value that a CN-KCS combination would bring as the premier railway for the 21st century. Together, CN and KCS will connect North America in a safer, faster, cleaner and stronger way for the benefit of both companies’ stakeholders. CN looks forward to completing its confirmatory diligence and finalizing its merger agreement with KCS promptly.”

– JJ Ruest, president and chief executive officer of CN

“CN has operated in the United States for more than 100 years, we pioneered Precision Scheduled Railroading and we were the first railway to articulate and invest in a North American vision. CN’s proposal is the right next step for CN, KCS and North America, and this is the right combination to bring the renegotiated USMCA to life in a meaningful way. We have extensive operating experience, including in successfully integrating acquired businesses, and a strong track record of realizing synergies in prior transactions. With KCS’ talented team, we will be able to continue that success in a combination of CN and KCS. We are confident that CN is the better proposal, better partner, the better railway and the best solution for KCS and the North American economy.”

– Robert Pace, Chair of the Board of CN

For more information about CN’s superior proposal to combine with KCS, please visit www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.
No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This news release relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This news release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

Contacts:

Media

Canada
Mathieu Gaudreault
CN Media Relations & Public Affairs
(514) 249-4735
Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs
Martin Cej
(403) 512-5730
mcej@longviewcomms.ca

United States
Brunswick Group
Jonathan Doorley / Rebecca Kral
(917) 459-0419 / (917) 818-9002
jdoorley@brunswickgroup.com
rkral@brunswickgroup.com

Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns.  By their nature, forward-looking statements involve risks, uncertainties and assumptions.  CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.  Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.  Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS.  In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada.  This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS.  Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable.  Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com.  Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada.  Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com.  Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available.  These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.